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                                                                    EXHIBIT 99.2

                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

SMARTLOGIK GROUP PLC

2. Name of scheme

THE 1994 SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return:     From  17/01/2001 TO 17/07/2001


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

37,220 ORDINARY SHARES OF ONE PENCE

5. Number of shares issued/allotted
   under scheme during period

NIL

6. Balance under scheme not yet issued/allotted at end of period

37,220 ORDINARY SHARES OF ONE PENCE

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

30,000 ORDINARY SHARES ON 17/01/1997
300,000 ORDINARY SHARES ON 11/06/1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

467,233,196 ORDINARY SHARES OF ONE PENCE

Contact for queries:

Address: SMARTLOGIK GROUP PLC, THE COMMUNICATIONS BUILDING, 48 LEICESTER SQUARE, LONDON WC2H 7DB

Name:  JONATHAN BALL

Telephone:  020 7925 7698